

November 17, 2016

Tod Miller
Trust Services Manager
Southwest Bank
2200 West 7th Street, Suite 210
Fort Worth, Texas 76107

> **Re:** **San Juan Basin Royalty Trust**
> **Definitive Additional Materials on Schedule 14A**
> **Filed November 14, 2016 by Southwest Bank and Robert Lansford**
> **File No. 001-08032**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide supplemental support for these statements:

    - "Compass Bank leaves out of their disclosures that they have hired consultants to help with usual and customary trustee duties and have had increased legal costs other than those relating to the litigation. Compass Bank hopes to hide those increased expenses in the increased litigation costs."
    - "There are many unitholders with very material investments in the Trust who support this initiative, including 5% holders, institutional holders, large and small retail holders…."

- "The proactive approach taken by Ms. Anderson since remedies were won in the settlement of operator litigation in 1996 have netted the Trust over $42 million in royalty income."

We remind you that the filing person(s) are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Chrissi Hathaway, Esq.
        Exall & Wood, PLLC